5151 Corporate Drive Troy, Michigan 48098-2639 Phone: (248) 312-2000 www.flagstar.com

December 8, 2014

John P. Nolan, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flagstar Bancorp, Inc. Form 10-K for the period ended December 31, 2013 Filed March 5, 2014 Form 10-Q for the period ended September 30, 2014 Filed November 3, 2014 File No. 001-16577

Dear Mr. Nolan:

Flagstar Bancorp, Inc. (the "Company") has received the comments contained in a letter to the Company from the Securities Exchange Commission, Division of Corporate Finance, dated November 25, 2014. The Company hereby requests an extension to December 19, 2014 to provide the response to that letter, as indicated in a voicemail we left for Michael Volley on Friday, December 5, 2014.

If you have any questions or comments please do not hesitate to contact me at (248) 312-6133.

Sincerely,

/s/ James K. Ciroli
James K. Ciroli
Executive Vice President and Chief Financial Officer

cc: Michael C. Flynn, Executive Vice President and General Counsel, Flagstar Bancorp, Inc.